UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Globalstar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

378973408

(CUSIP Number)

Gerald S. Greenberg, Esq.

Taft Stettinius & Hollister LLP

425 Walnut Street, Suite 1800

Cincinnati, OH  45202

(513) 381-2838

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Globalstar Holdings, LLC 41-2116509

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 38,640,750

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 38,640,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,640,750

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 29.35%

14.	Type of Reporting Person* OO

CUSIP No. 378973408

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Thermo Funding Company LLC 84-6331739

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 25,240,033

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 25,240,033

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,240,033

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 19.17%

14.	Type of Reporting Person* OO

CUSIP No. 378973408

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Globalstar Satellite, LP 33-1077009

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 618,558

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 618,558

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,558

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 0.005%

14.	Type of Reporting Person* PN

CUSIP No. 378973408

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) James Monroe III

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 65,214,341

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 65,214,341

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,214,341

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 49.54%

14.	Type of Reporting Person* IN

Item 1.         Security and Issuer

The name of the issuer is Globalstar, Inc. (the “Company”).  The Company’s principal executive offices are located at 461 S. Milpitas Blvd., Milpitas, CA 95035.  This Schedule 13D relates to the Company’s common stock, par value $0.0001 (the “Common Stock”).

Item 2.         Identity and Background

Globalstar Holdings, LLC

(a)	Globalstar Holdings, LLC

(b)	1735 19th Street, Denver, CO 80202

(c)

Globalstar Holdings, LLC (“Globalstar Holdings”), a Delaware limited liability company, was formed in 2003 to hold ownership interests of the Company acquired in connection with the reorganization of Globalstar, L.P. in 2004. Globalstar Holdings is controlled by James Monroe III. Globalstar Holdings is filing with respect to the shares of Common Stock directly owned by it.

(d)	Globalstar Holdings, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)

Globalstar Holdings, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Globalstar Holdings being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thermo Funding Company, LLC

(a)	Thermo Funding Company, LLC

(b)	1735 19th Street, Denver, CO 80202

(c)

Thermo Funding Company, LLC (“Thermo Funding”), a Colorado limited liability company, was formed in 2006 to hold ownership interests of the Company acquired in connection with a $200 million standby stock purchase commitment. Thermo Funding is controlled by James Monroe III. Thermo Funding is filing with respect to shares of Common Stock directly owned by it.

(d)	Thermo Funding, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)

Thermo Funding, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Thermo Funding being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Globalstar Satellite, LP

(a)	Globalstar Satellite, LP

(b)	1735 19th Street, Denver, CO 80202

(c)

Globalstar Satellite, LP (“Globalstar Satellite”), a Colorado limited partnership, was formed in 2003 to hold ownership interests of the Company acquired in connection with the reorganization of Globalstar, L.P. in 2004. Globalstar Satellite is controlled by James Monroe III. Globalstar Satellite is filing with respect to the shares of Common Stock directly owned by it.

(d)	Globalstar Satellite, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)

Globalstar Satellite, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Globalstar Satellite being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

James Monroe III

(a)	James Monroe III

(b)	1735 19th Street, Denver, CO 80202

(c)

Mr. Monroe, as officer, member or trustee, directs the operations of Globalstar Holdings, Thermo Funding, Globalstar Satellite and his grantor trust. Mr. Monroe is the majority owner of a diverse group of privately owned businesses that have operated in the fields of telecommunications, real estate, financial services and leasing services. He conducts his business and investment activities from the address listed in (b) above. Mr. Monroe is filing with respect to the shares of Common Stock directly owned by Globalstar Holdings, Thermo Fundings, Globalstar Satellite and his trust (515,000 shares of Common Stock) and options to purchase Common Stock held by him individually.

(d)	Mr. Monroe, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)

Mr. Monroe, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Monroe being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 3.         Source and Amount of Funds or Other Considerations.

The aggregate purchase price of the 12,8678,897 shares of the Common Stock purchased by Thermo Funding on December 12 and 16, 2008 was $2,940,469.  The source of funding for such purchases was general working capital.

Since the filing of the Reporting Persons’ Schedule 13G Amendment #2 in February, 2008, Mr. Monroe’s trust acquired 515,000 shares of Common Stock for an aggregate purchase price of $1,503,925.  The source of funding for such purchases was cash in the trust.

Item 4.         Purpose of Transaction.

Thermo Funding acquired the shares of Common Stock in December 2008 for the purpose of increasing the equity position of the Reporting Persons, which had been reduced due to equity and convertible debt issuances by the Company since April 15, 2008.  The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock. The Reporting Persons may acquire additional shares of Common Stock in the future.

From the Company’s initial public offering in November 2006 until April 15, 2008, the Reporting Persons owned over 50% of the Company’s Common Stock. Since April 15, 2008, the Reporting Persons have continued to own over 40% of the Common Stock and, as a group, have remained the largest stockholder of the Company. In addition, Mr. Monroe has served as the Company’s Chairman since April 2004 and Chief Executive Officer since January 2005.  On November 14, 2008, Mr. Monroe was granted options to purchase 200,000 shares of Common Stock at $0.38 a share as compensation for his board service. All members of the Board of Directors received an identical option grant.

Except for the acquisitions by Mr. Monroe’s trust described in Item 3, the grant of stock options described in this Item 4 and in the acquisitions by Thermo Funding described in Item 5, ownership by the Reporting Persons of the Shares of Common Stock were reported on Schedule 13G and beneficially owned by the Reporting Persons prior to the Company’s initial public offering.

Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which related to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors has discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board.

Item 5.         Interest in Securities of Issuer.

According to information provided by the Company on December 16, 2008, as of that date, the Company had 131,646,653 shares of its Common Stock outstanding. The Reporting Persons have the following interests in the Common Stock:

Globalstar Holdings, LLC

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding Company, LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	Acquisitions by Thermo Funding Company, LLC within the last 60 days pursuant to privately negotiated transactions:

Date	Number of shares	Price per share
December 12, 2008	9,662,879	$0.23
December 12, 2008	1,268,283	$0.23
December 16, 2008	1,712,910	$0.22
December 16, 2008	224,825	$0.22

(d)	None.
(e)	Not Applicable.

Globalstar Satellite, LP

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)

On November 14, 2008, Mr. Monroe was granted options to purchase 200,000 shares of common stock at $0.38 per share as compensation for service on the board of directors. Acquisition of shares by grantor trust noted in Item 3 occurred in May and August 2008.

(d)	None.
(e)	Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Company.

Item 7.         Material to be filed as Exhibits.

1.	Joint Filing Agreement previously filed with Schedule 13G
2.	Power of Attorney previously filed with Schedule 13G

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 23, 2008

GLOBALSTAR HOLDINGS, LLC

By:	/s/*
James Monroe III, Manager
Dated: December 23, 2008

THERMO FUNDING COMPANY LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: December 23, 2008

GLOBALSTAR SATELLITE, LP

By:	/s/*
James Monroe III, President of General Partner
Dated: December 23, 2008

/s/*
James Monroe III
Dated: December 23, 2008

* By Bridget C. Hoffman, Attorney-in-Fact

/s/ Bridget C. Hoffman
Bridget C. Hoffman
Dated: December 23, 2008